UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Material Fact Announcement dated December 22, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 22, 2016

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO AND BANCO SANTANDER MÉXICO ANNOUNCE

THE RESOLUTION OF THEIR SHAREHOLDERS’ MEETINGS

Mexico City, December 22, 2016 – Grupo Financiero Santander México, S.A.B. de C.V. (BMV: SANMEX; NYSE: BSMX) (“Santander México” or the “Company”) and Banco Santander (México) S.A., Institución de Banca Múltiple Grupo Financiero Santander México (“Banco Santander México” or “the Bank”) today announced that they held their respective General Ordinary Shareholders’ Meetings (Asambleas Generales Ordinarias de Accionistas), at which the following resolution was approved: payment to its shareholders of a cash dividend from retained earnings in the amount of Ps.13,624 million, to be paid on December 30, 2016, which will be distributed to the Group's shareholders in proportion to the number of shares they own.

In 2017 and subsequently thereafter, the Company expects to continue its practice of paying annual ordinary dividends of its retained earnings, although dividend payments will ultimately be subject to annual earnings and shareholders’ resolutions.

This material fact announcement is required to be made under Mexican law and does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any offer or sale of securities in the United States of America, Mexico or any other jurisdiction in which such offer, solicitation or sale would be prohibited prior to approval, registration or qualification under the securities laws of the United States, Mexico or any such jurisdiction.

About Grupo Financiero Santander México, S.A.B. De C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2016, Santander México had total assets of Ps.1,242 billion under Mexican Banking GAAP and more than 13 million customers. Headquartered in Mexico City, the Company operates 1,076 branches and 311 offices nationwide and has a total of 16,828 employees.

Investor Relations Contact

Héctor Chávez Lopez – Managing Director – IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx